                               [Litchfield LOGO]

                                                              September 29, 1999

To Our Stockholders:

     On behalf of the Board of Directors of Litchfield Financial Corporation (the "Company"), we are pleased to inform you that, on September 22, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Textron Financial Corporation and its wholly-owned subsidiary, Lighthouse Acquisition Corp., pursuant to which Lighthouse Acquisition Corp. has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Company's Common Stock at $24.50 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $24.50 per Share in cash, without interest thereon.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the terms and conditions of the Merger Agreement and the fairness opinion of CIBC World Markets Corp. ("CIBC World Markets"), the Company's financial advisor, to the effect that, as of the date of such opinion and based upon the assumptions and other matters set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of the opinion is attached as an exhibit to the Schedule 14D-9. Stockholders are urged to read the opinion carefully and in its entirety.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated September 29, 1999, of Lighthouse Acquisition Corp., together with related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Richard A. Stratton
                                          --------------------------------------
                                          Richard A. Stratton
                                          President, Chief Executive Officer and
                                          Director